Exhibit 99.1

FOR IMMEDIATE RELEASE

January 7, 2008

NOVA Chemicals announces Chris Pappas

appointed President and COO

Pittsburgh, PA - NOVA Chemicals Corporation today announced that Chris Pappas, formerly Senior Vice President and Chief Operating Officer, was appointed President and Chief Operating Officer effective January 1, 2008.  Jeffrey M. Lipton will continue as Chief Executive Officer.

“This promotion is a recognition of Chris’ outstanding contributions to the company,” said Jeffrey M. Lipton, Chief Executive Officer.  “All of us on the Board of Directors are pleased to have someone of Chris’ caliber leading our day-to-day operations.”

NOVA Chemicals produces plastics and chemicals that are essential to everyday life.  Our employees develop and manufacture materials for customers worldwide that produce consumer, industrial and packaging products. NOVA Chemicals works with a commitment to Responsible Care® to ensure effective health, safety, security and environmental stewardship.  Company shares are traded on the Toronto and New York stock exchanges as NCX.

Visit NOVA Chemicals on the Internet at www.novachemicals.com

Media inquiries, please contact:

Greg Wilkinson — Vice President, Public and Government Affairs

Tel: 412.490.4166

E-mail:  wilkinga@novachem.com

Investor Relations inquiries, please contact:

Chuck Magro — Vice President, Investor Relations

Tel: 412.490.5047

E-mail: magroc@novachem.com

Responsible Care® is a registered trademark of the Canadian Chemical Producers Association (CCPA) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.